Business Marketing Services, Inc.

350 Madison Avenue, 8th Fl

New York, NY 10017

January 9, 2012

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	David R Humphrey, Accounting Branch Chief
Amy Geddes
Margery Reich

Re:	Business Marketing Services, Inc. (the “Company”)
Form 10K for the Year Ended December 31, 2010
Filed April 15, 2011
File No. 333-152017

Form 10-Q for Quarter ended March 31, 2011
Filed May 31, 2011
File No. 333-152017

Ladies and Gentlemen:

We have received your comment letter dated August 31, 2011. The following are the Company’s responses to the staff’s comments in such letter.

Form 10-K for the Year Ended December 31, 2010

Recent Developments and Changes to Business Plan, page 4

1.
Please (a) add a financial statement footnote to disclose the material contractual terms of the consulting agreement with TAG Strategic in view of its relative significance to the company. Describe the nature of the “general business advisory services” to be provided in that footnote as well. (b) Consideration should also be given to filing a copy of the agreement as an exhibit. (c) We assume that TAG Strategic is not a related party or affiliate with respect either to you or to gTrade. Please confirm or advise, supplementally.

Response:

(a)	The material contractual terms of the business consulting agreement has been added to the Note 7 – Commitments and contingencies to the Notes to the financial statements:

Business consulting agreement

On February 5, 2010 (the “Effective Date”), the Company entered into a business consulting agreement (the “Business Consulting Agreement”) with TAG Strategic LLC (“TAG”), an unrelated California limited liability company.

(i)	Nature of services

Under the terms of the Business Consulting Agreement, the Company engaged TAG to Source and initiate discussions with record labels, music publishers, film and television studios for the purposes of obtaining licenses for the new Pirate Bay music service, and with rightholder organizations such as IFPI, RIAA, BPI and MPAA to discuss allowing their members to get acces to The Pirate Bay and other filesharing sites to detect pirated content and either authorizing the content for a penalty fee or alternatively removing the content.

Business Marketing Services, Inc.

(ii)	Term

The term of this Agreement shall be six (6) months, commencing on February 5, 2010 and continuing until August 5, 2010 (“Initial Term”). Thereafter this Agreement will renew for another period of time equal to the Initial Term under the same terms and conditions of this Agreement (each, a “Renewal Term”) unless the Company notifies TAG in writing 30 days prior to the expiration of the Agreement. (The Initial Term and all Renewal Terms, if any, shall hereinafter be referred to collectively as the “Term”).

(iii)	Compensation

The Company shall pay a “Monthly Services Fee” of $20,000.00 to TAG.

(iv)	Termination of the Agreement

On May 5, 2010, the Company and TAG verbally agreed to terminate this Business Consulting Agreement without early termination penalty after the completion of three (3) months service and payment of $60,000.

(b)	TAG agreement will be filed as exhibit 10 with the amendment No. 1 to Form 10K for the year ended December 31, 2010 right after the filing of this response.

(c)	It is confirmed that TAG Strategic is not a related party or affiliate with respect either to the Company or to gTrade

2.
As a related matter, if you entered into an agreement to pay $20,000 per month on February 5, 2010, tell us (a) how and where these payments have been recorded in your financial statements. (b) If the contract was terminated, please quantify any termination penalty paid, if applicable. We may have further comments upon review of your response.

Response:

(a)	These payments have been recorded as business consulting fees in its financial statements included in the Amendment No. 1 to the Form 10-K for the year ended December 31, 2010.

(b)	On May 5, 2010, the Company and TAG agreed to terminate this Business Consulting Agreement without early termination penalty after the completion of three (3) months service and payment of $60,000.

3.
(a) Please tell us what percentage of gTrade’s assets you acquired. (b) Tell us whether gTrade was an operating business prior to your acquisition of their software assets and (c) whether that business remains operational after the acquisition. (d) Provide us with a copy of the consulting agreement, describe its material contractual terms in a footnote to the financial statements and file it as an exhibit. (e) Tell us the approximate hourly rate in terms of US dollars and explain and/or quantify the significance of “plus GST.” (f) Please tell us whether the consulting agreement specifies a minimum number of service hours to be performed. (f) Finally, please quantify the number of service hours received and the total dollars paid under the consulting contract in fiscal 2010.

Response:

(a)	On March 12, 2010, the Company acquired source code and software assets of gTrade representing 100% of gTrade’s assets.

(b)	gTrade was not an operating business prior to our acquisition of their software assets.

(c)	gTrade’s business remains inactive after the acquisition due to lack of working capital.

(d)	The material contractual terms of the Consultancy agreement has been added to the Note 7 – Commitments and contingencies to the Notes to the financial statements:

Consultancy agreement

On March 12, 2010, the Company entered into a consultancy agreement (the “Consultancy Agreement”) with Emil Koutanov, Guy Havenstein, and Tony Fle-Danijelovich (collectively “Consultants”) in connection with the Asset Transfer Agreement.

(i)	Nature of services

Under the terms of the Consultancy Agreement, the Company engaged the Consultants to develop source code to develop new marketing services.

Business Marketing Services, Inc.

(ii)	Term

The term of this Agreement shall be commencing when funding was secured. The Company has not been able to secure funds to start the development.

The Consultants did not provide any services to the Company and the Company did not pay any consulting fees to the Consultants for the year ended December 31, 2011 or for the interim period ended September 30, 2011.

(iii)	Fees

The Company shall pay the Consultants Australian $100 (approximately $102 based on the midpoint currency exchange rate of the interbank rate of AU$1.00=$1.02 at September 30, 2011 as quoted by OANDA Corporation (www.oanda.com)) plus Goods and Services Tax (“GST”) of 10% per hour, inclusive of any and all applicable taxes and benefits, including payroll tax and superannuation, in Australia and other jurisdictions.

(d)	The Consulting Agreement will be filed as an exhibit 10 with amendment No. 1 to Form 10K for the year ended December 31, 2010 concurrently with the filing of this response..

Note 1 – Organization
Change of Control

4.
We note that you acquired the assets of gTrade on March 12, 2010 in return for a $300,000 promissory note. You entered into a consulting agreement on that date as well. On May 31, 2010, you settled the note in return for 300,000 common shares. (a) Please show us the related accounting entries you recorded in connection with each of these transactions. (b) In addition, please provide us with numerical support for the valuation of the common shares at one cent per share. We may have further comments upon review of your response.

Response:

(a)           The related accounting entries the Company recorded in connection with each of these transactions are as follows:

(1) Acquisition of the Assets on March 12, 2010

Web-based software platform (Source code and related software)	3,000

Note payable	(3,000)

(2) Issuance/release of common shares in lieu of payment of note on May 31, 2010

Note payable	3,000

Common stock	(30)

Additional paid-in capital	(2,970)

(b)      Numerical support for the valuation of the common shares at one cent ($0.01) per share

Pursuant to Section 505-50-30, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Business Marketing Services, Inc.

The consideration received

The fair value of the source code and other software assets (the “Assets”) acquired from gTrade, the consideration received, was not reliably measurable due to the fact that (i) the Company did not obtained an independent third party valuation report to value the Assets acquired; (ii) the Company did not have the funds to pay the $300,000 promissory note issued for the acquisition of the Assets; and (iii) the Company never had the intention to pay the $300,000 promissory note in cash by pledging 300,000 shares of its common stock.

The fair value of the equity instrument issued

During March 2008, the Company sold 4,200,000 shares of its common stock at $0.01 per share or $42,000 in aggregate. On May 31, 2010, the Company forfeited 300,000 shares of its common stock pledged in connection with its March 12, 2010 for the acquisition of the Assets, the fair value of the equity instrument issued would have been $0.01 per share or $3,000 in aggregate.

The fair value of the Assets acquired

The management of the Company determined that the fair value of the Assets acquired should be measured by the fair value of the equity instrument issued as is more reliably measurable.

Note 8 – Subsequent Events, page F-13

5.
Please file an amended Form 10-K revising this Note to include subsequent event disclosure regarding the formation of  Adcore Aps, similar to your disclosure on page F-6 of your Form 10-Q for the Quarterly Period Ended March 31, 2011.

Response:

Note 8 - Subsequent events has been revised to include subsequent event disclosure regarding the formation of Adcore Aps as follows and amended Form 10-K for the year ended December 31, 2010 will be filed right after the filing of this response.

Formation of majority-owned subsidiary

On February 3, 2011, the Company had entered into a Shareholders, Company Formation and Capital Increase Agreement between Smartlaunch A/S (“SL”), Rainmaking Holding 1 ApS (“RM”), Perfect Best International Ltd (“PBI”), and Hans Pandeya and formed Adcore, Aps (“Adcore”) under the laws of the kingdom of Denmark. Pursuant to the terms and conditions of the Agreement, the Company, jointly with other parties, formed the Company under the laws of Denmark as a jointly owned company with a nominal share capital of DKK 81,000, of which 55.56% ownership belongs to Business Marketing Services, Inc. Immediately after formation of the Company, Smartlaunch A/S shall subscribe for 9,000 new shares in the Company against injecting the Software as a substance capital injection. Following SL’s subscription for shares, the ownership shall be as follows:

Shareholder	Nominal Shareholding	Percentage
RM	18,000	20%
SL	9,000	10%
PBI	18,000	20%
BMSV	45,000	50%
Total:	90,000	100%

BMSV will assist the newly formed Company in developing the business in the US and India and be responsible for innovation and product development of the Company; whereby, the Company shall pay 50% of the Company’s net revenues in return on a quarterly basis.

BMSV is also granted a call option to buy 9,000 shares from each of RM and PBI corresponding to 50% of RM’s and PBI’s ownerships at nominal price if the following milestones are not achieved:

-	Turnover 2012 minimum DKK five (5) million. The share call option based in this milestone must be executed before April 1, 2013.

-	“SL Free” software completed by June 1, 2011. The share call option based in this milestone must be executed before June 20, 2011.

Business Marketing Services, Inc.

On February 25, 2011, the Company bought 9,000 shares of the newly formed Company – Adcore Aps from Smartlaunch Systems A/S for SEK 654,648. On the Closing Date, under the terms and conditions of the STA, the Company purchased and Smartlaunch sold all of its rights, title and interest in shares of the common stock of Adcore Aps, a Danish corporation with offices at Kristen Bernikows Gade 6, 4. 1105 Copenhagen K, Denmark; company number: 32320465. The shares acquired by the Company equal 10% of the issued and outstanding common stock of Adcore Aps.

6.
(a) As a related matter, please file a Form 8-K announcing this entrance into a material agreement. Your current Form 8-K, filed February 25, 2011, addresses only the acquisition of the shares in Adcore Aps from Smartlaunch. (b) Provide us with a copy of the Shareholders, Company Formation and Capital Increase Agreement and any other contractual agreements related to the formation of Adcore. (c) These agreements should be filed as exhibits as well, pursuant to Item 601 of Regulation S-K.

Response:

(a)	A Form 8-K announcing this entrance into a material agreement and formation of a majority-owned subsidiary is been filed concurrently with the filing of this response.

(b)
Attached is a copy of the Shareholders, Company Formation and Capital Increase Agreement related to the formation of Adcore Aps and there is no other contractual agreements related to the formation of Adcore Aps.

(c)
This agreement has been filed in the Form 8-K and will be filed as exhibit 10 with the Amendment No. 1 to the Form 10-K for the year ended December 31, 2010 as well pursuant to Item 601 of Regulation S-K.

7.
We note that, upon formation, Smartlaunch A/S was to subscribe for 9,000 shares. Please provide us with (and file as an exhibit) the contractual agreement associated with this commitment if it is not included within the Shareholders’ Agreement referenced above.

Response:

The contractual agreement associated with the subscription of 9,000 shares of a newly formed subsidiary is included within the Shareholders’ Agreement referenced above.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 1 – Organization

Formation of majority-owned subsidiary, page F-6

8.
We note that, on February 3, 2011, you formed Adcore as a jointly owned company with nominal share capital of 81,000 DKK. Please show us, in journal entry form, how this transaction was recorded and state the value of the share capital in US dollar terms. Show us the balance sheet of the newly formed company on that date as well, in U.S. dollars.

Response:

Journal entries to record capital contributed and issuance of the shares in US dollar terms are as follows:

To record capital contribution upon formation of Adcore

Cash	3,335.40

Contributed capital (Rainmaking Holding 1 ApS)	(3,335.40)

Cash	3,335.40

Contributed capital (Perfect Best International)	(3,335.40)

Cash	8,338.50

Contributed capital (Business Marketing Services)	(8,338.50)

Business Marketing Services, Inc.

The balance sheet of the newly formed company upon formation in U.S. dollars is as follows

Cash	15,009.30

Contributed capital	15,009.30

9.
Immediately following the formation of Adcore, we note that Smartlaunch subscribed for 9000 shares in the new company and, apparently, software was added as a capital “injection.” (a) Please illustrate for us how each of these two transactions was recorded and valued. Provide us with the balance sheet of the newly formed company (in U.S. dollars) after these transactions, as well. (b) It appears that BMS did not inject any software into Adcore. Please confirm or advise.

Response:

(a)
Immediately after the formation of AdcoreAps, Smartlaunch Systems A/S contributed its software valued at its historical cost basis on the books of Smartlaunch of DKK 9,000 to AdcoreAps in exchange for 9,000 shares of AdcoreAps capital stock at DKK 1.00 par value per share.

Journal entries to record software contributed in exchange for capital shares in U.S. dollar terms are as follows:

To record software contributed in exchange for capital shares

Software	1,667.70

Capital shares to be issued	(1,667.70)

Capital shares to be issued	1,667.70

Contributed capital	(1,667.70)

(b)	BMS did not inject any software into AdcoreAps.

10.
(a) It appears, from Footnote 5, that Smartlaunch and BMS are under common control. If true, please clarify that fact in this footnote. (b) We assume that the software was recorded by Adcore at its historical value on the books of Smartlaunch. (c) We also assume that this is the reason that you recorded the remainder of the related note payable’s value as compensation expense. Please confirm each of our assumptions or advise supplementally.

Response:

The Company confirms that all of your assumptions are correct.  Footnote 5 has been revised to reflect that (a) Smartlaunch and BMS are under common control, (b) the software was recorded by Adcore at its historical value on the books of Smartlaunch and (c) this is the reason that the Company recorded the remainder of the related note payable’s value as compensation expense as follows:

NOTE 5 – NOTE PAYABLE – RELATED PARTY

On February 25, 2011, the Company bought 9,000 shares of the newly formed Company – Adcore Aps from Smartlaunch Systems A/S for SEK 654,648 (equivalent to $101,816) with a promissory note plus interest, payable 360 days from the date of the issuance. The Company recorded the software at its historical value on the books of Smartlaunch of $1,668 as a capital contribution to Adcore and the remainder of the related note payable’s value of $100,148 was recorded as compensation – officer as both Smartlaunch Systems and the Company are under common control of the President and major stockholder of the Company. The Note bears interest at 10% per annum (computed on the basis of a 360-day year), which is payable bi-annually in arrears in two (2) equal installments on the dates 180 days from the date of the issuance and 360 days from the date of the issuance.

As of March 31, 2011, the principal balance due on the note was $101,816 and interest of $962 was accrued.

Business Marketing Services, Inc.

11.
We assume that the difference in the price of the shares in U.S. dollar terms from $120,979 in the related Form 8-K to $101,816 in this document is attributable to translation differences. Please confirm supplementally or advise.

Response:

The number published in the related Form 8-K was transposed and the correct dollar amount should have been $102,979, the difference of $1,163 is attributable to the fact that the bid exchange rate was used to derive the price of the shares of $102,979 in U.S. dollar terms published in the related Form 8-K and the midpoint exchange rate was used to derive the price of the shares of $101,816 in U.S. dollar terms disclosed in Form 10-Q for the quarterly period ended March 31, 2011

12.	(a) Tell us whether and how the call option was valued and recorded. (b) In addition, tell us whether the share call option based upon the June 1, 2011 milestone was exercised.

Response:

(a)
Pursuant to the Shareholders, Company Formation and Capital Increase Agreement BMSV is granted a call option to buy 9,000 shares from each of RM and PBI corresponding to 50% of RM’s and PBI’s ownerships at a nominal price if the following milestones are not achieved:

-	Turnover 2012 minimum DKK five (5) million. The share call option based in this milestone must be executed before April 1, 2013.

-	“SL Free” software completed by June 1, 2011. The share call option based in this milestone must be executed before June 20, 2011.

BMS valued the call option at zero as Adcore Aps is a new formed corporation.

(b)	The June1, 2011 milestone was achieved and the share call option based upon the June 1, 2011 milestone was not exercised by the Company.

13.	We note that Adcore will pay you 50% of net revenues on a quarterly basis. Further clarify how “net revenues” are to be computed.

Response:

Net revenues are defined as total revenue minus payment, transaction, and reseller fees, charge backs, exchange rate adjustments and value added tax (“VAT”). BMS shall invoice the Company after the end of each quarter, net 10 for the quarter then ended.

Liquidity and Capital Resources, page 6

14.
We note your disclosure here that any cash shortfall is currently funded by your majority shareholder and Chief Executive officer, Hans Pandeya. Please revise future filings to indicate whether such agreement is oral or written. If the agreement is written, please file a copy of it as Exhibit 10.

Response:

The Company will revise its future filings to include the following paragraph:

Cash shortfall is currently funded by the Company’s majority shareholder and Chief Executive officer, Hans Pandeya. Cash shortfall in the next 12 months may be funded by Mr. Pandeya, however there was no agreement between Mr. Pandeya and the Company with regard to the future funding of the Company and Mr. Pandeya is not obligated to provide the funding to the Company. In the event of no funding or insufficient funding from Mr. Pandeya the Company may have to scale back or stop its business development.

In responding to your comments, we have provided a written statement below that acknowledge:
	That we are responsible for the adequacy and accuracy of the disclosure in the filing;
	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/
Hans Pandeya

Exhibit 10.1

SHAREHOLDERS-, COMPANY FORMATION AND CAPITAL
INCREASE AGREEMENT

BETWEEN	SmartLaunch A/S
	Company reg. no. 27705960	MBJ
(hereinafter referred to as SL)

AND	Rainmaking Holding 1 ApS
Company reg. no. 33071 507
(hereinafter referred to as "RM"

AND	Perfect Best International Ltd,
14th Pl., World Commerce Centre, 81401
Harbour City, 7-11 Canton Road
Hong Kong, Tsimshatsui, Kowloon
Company id. no.. 1556673
(hereinafter referred to as "PIM")

AND	Business Marketing Services, Inc
One Broadway 10th floor
Cambridge, MA 02142
Company id, no. 80.01547B7
(hereinafter referred to as ''BMSV'")

AND	Hans Pandeya
(hereinafter referred to as Hans Pandeya")

individually a Part or a Party, jointly the Parties

THIS SHAREHOLDERS' AGREEMENT (hereinafter referred to as the Agreement) regulates the Parties shareholdings in a new company to be initially formed by RM, RBI and BMSV (the Company) in which SL shall later become a shareholder via a substance capital increase as described in this Agreement.

The Company undertakes to be hound by the terms and conditions set out in this Agreement by its signature hereto.

This Agreement is to determine and lay down the rights and obligations between the respective Parties.

1.            BACKGROUND AND PURPOSE

2.            PBI, RM and BMSV have presented SL with a business plan describing how to create a profitable business based on the Software (as defined below) currently owned by SL (the Business),

3.            SOFTWARE

3.1          The Software shall be defined as all websites, databases, software, programs, applications, software licenses, source materials, data, models, prototypes (including all preparatory drafts) in whatever form owned by SL, including but not limited to electronic Form and shall also include the Domain Names (defined below) and the Hardware (defined below).

4.            DOMAIN NAMES

4.1          Domain Names shall be defined as all domain names currently owned by SL including www.smartlaunch.net and www.smartlaunch.com.

5.            HARDWARE

5.1          The Hardware shall be defined as computers, screens, test equipment, gaming consols and other items related to the development and testing of the software,

6.            SHARE CAPITAL AND BUSINESS

6.1          Initially RM, BMSV and PBI buy or form the Company as a jointly owned company with a nominal share capital of DKK B1,000 paying or injecting the following cash:

6.2          The Company shall carry out the Business. All shares inclusive of future shares in the Company shall be defined as the Shares.

Shareholder:	Nominal shareholding:	Percentage
Pm	18,0130	22,22 04
F81	18,000	22,22%
BMSV	45,000	55.56%
Total	81,000	100%

6.3          Immediately after formation of the Company SL shall subscribe for 9,000 new Shares in the Company against injecting the Software as a substance capital injection valued at DKK 550.363 resulting in a currency per new share of (550,363 /9,000) DKK 61.15. Following SL's subscription for Shares the ownership shall be as follows:

Shareholder:	Nominal shareholding:	Percentage
RM	19.000	20%
SL	9,000	10%
PBI	18,000	20%
BMSV	45,000	50%
Total	90,000	100%

6.4          Hans Pandeya personally guarantees towards the other Parties and the Company that the Software is free of any and ail third party rights and that no creditor or liquidator in SL cart raise a claim against the injection of the Software in the Company at the conditions described in this Agreement. Hans Pandeya personally guarantees towards the other Parties and the Company that all employment contracts in SL are terminated before Signing this Agreement and that the Company therefore do not take over anyone earlier employed in SL.

7.            MANAGEMENT AND BOARD OF DIRECTORS

7.1          The management of the Company (in Danish: direktionen) shall initially consist of Kasper Vardrup and Michael Bodekaer.

7.2          Initially the Company shall have no board of directors (In Danish: bestyreise/. If the Parties at a later stage decide to create a board of directors for the Company RM and PBI are as long as they hold Shares in the Company entitled to nominate each a member of the board of directors.

8.            RM & PBI’s OBLIGATIONS

8.1          Other than the obligations mentioned above RM and Pal commits to the following;

8.1.1       Handle the day-to-day management of the Company.

8.1.2       Handle sales, marketing and customer support.

9.            BMSV'S OBLIGATIONS

9.1          Specifically for the services described below in this clause 9 the Company shall pay 50 % of the Company's net revenue (defined as total revenue minus payment, transaction and reseller fees, chargebacks, exchange rate adjustment and VAT), exclusive of VAT, to BMSV starting From four months after signing of this Agreement. BMSV shall invoice the company after the end of each quarter for that foregoing quarter and hereafter the company has 10 business days to pay the invoice. If the majority of the Shares or the majority of the assets such as the Software is sold to an independent third party the Company is no any more obliged to pay the fee described In this clause 9.

9.2          BMSV will be responsible for innovation and product development of the Company, and report monthly on the progress.

9.3          BMSV will be responsible for protection of certain innovations through patent applications if deemed necessary by the management.

9.4          BMSV will assist the Company In developing the business In the US and India, and report to the Company quarterly on the progress.

9.5          BMSV will offer its services targeting filesharers to SL on a most favored nation basis.

10.          SHARE CALL OPTION

10.1        BMSV is hereby granted a call option to buy 9,000 Shares from each of RM and PBI corresponding to 50 % of RM 's and PSI 's ownership at nominal price if the following milestones are not achieved:

10.1.1      Turnover 2012 minimum DKK five (5) million.

10.1.2     SL Free completed by June 1st 2011. SL Free is a free version of the currentMB Smartlaunch 4-1 product, with the following features added: global user login system, integrated global uses account registration, payment via SMS, automatic guest login disabling to enforce global login usage.

10.3        The share Call option based on the Milestone described in clause 10.1.1 must be executed before 1 April 2013. The share call option based on the milestone described in clause 10.1.2 must be executed before 20 June 2011 by informing the Parties in writing.

11.           MINORITY RIGHTS

11.1        The below decisions can only be made with foregoing approval from PBI and RM: Commercial relations to any relatives and friends of Hans Pandeya and any company in which Hans Pandeya directly or indirectly holds a financial interest;

11.1.2      Dividend  below 90% of the annual profit;

11.1 3      Issue of new Shares in the Company;

11.1.4      M&A activities such as merger, demerger, conversion or voluntary liquidation;

11.1.5      Material reductions or expansions of the Company's activities in general, including the establishment or abandonment of existing markets or business areas;

11.1.6     Purchase and sale of real property and conclusion, termination for convenience or termination for cause of leases relating to real property except for lease agreements which are In the ordinary course of business;

11.1.7     The Company's borrowing, save for usual credit granted by suppliers;

11.1.8     Entering into loan agreements not for the purpose of financing the Company's ordinary business, working capital or new units and markets;

11.1.9     Investment including renting and leasing of assets with a yearly value in excess of 100,000 except for standard lease agreements which are in the ordinary course of lousiness, MEIJ

11.1.10   Pledging of the Company's assets and provision of warranties and guarantees, save for, however, warranties and guarantees provided as part of the ordinary operations of the Company such as but not limited to financing of new units/retail locations and financing of stock;

11.1.11   Acquisition of own Shares;

11.1,12   Appointment of the chairman of the Company's General Meetings.

12.          TRANSFER OF SHARES

2. 1         Transfer to other Parties

12.1.1     Each Party is free to transfer some or all its Shares to other Parties

12.2        Restrictions on transfer to competitors

12.2.1     The Parties are at no time, unless otherwise agreed, entitled to dispose of their Shares to third parties which at the time of transfer are engaged in activities competing with one or more of the activities conducted by the Company at the time of transfer, or to third parties who directly or indirectly awn a Controlling Interest in such companies, unless the sale is a part of a transaction where the buyer acquire all the Shares in the Company.

12.3        Right of pre-emption

12.2.1     Each Party shall have a right of pre-emotion in the event that a Party wishes to sell or otherwise transfer all or part of its Shares,

12.3.2     A selling Party shall therefore offer the other Parties to buy its Shares (the "Offered Shares") on the same proportional conditions. The offer shall state the terms and conditions, including the price offered by the selling Party.

12.3.3     If a Party wishes to exercise its right of pre-emption the Party shall give notice to the selling Party within 30 Business Days of receipt of the offer. When accepting the offer, the Party wishing to exercise its right of pre-emption shall state whether it wishes to acquire a proportionate part of the Offered Shares or a smaller or larger part thereof. If the acceptances exceed the number of Shares offered for sale, the Offered Shares shall be divided among the accepting Parties pro rata to the accepting Parties' respective shareholdings, however not more than accepted to by a Party.

12.3.4     The selling Party shall only be obliged to sell the Offered Shares if the other Parties accept the offer in respect of all the Offered Shares- If the non-selling Parties do not exercise their right of pre-emption in respect of all the Offered Shares, the selling Party is entitled to sell all or such part of the Offered Shares which the other Parties have not accepted to acquire to a third party within 6 months after the expiry of the 30 Business Days time limit stipulated for acceptance. The Offered Shares may not be sold to the third party on terms that are more favourable to the third party than the terms offered to the other Parties. Alternatively, the selling Party may accept to sell such part of the Offered Shares for which the other parties have not accepted the offer to a third party.

12.3.5     The non-selling Parties shall loyally help ensuring that the selling Party is able to disclose to a potential buyer, whom the selling Party is entitled to contact, information about the contents of this Agreement and such information about the Company in general as a potential buyer may reasonably expect to receive, provided that such potential buyer has prior thereto signed a confidentiality agreement.

12.4        Intra-group transactions

12.4.1     Notwithstanding the provisions above a Party is entitled to sell or transfer its Shares or part thereof to an Affiliated Company, but In no case to more than one Affiliated Company, provided that (i) the Affiliated Company accede to this Agreement as a Party, (ii) the transferring Party guarantees the fulfillment of the Affiliated Company's obligations under this Agreement and (iii) that the Shares in question are immediately re-transferred to the relevant Party if the Affiliated Company ceases to be an Affiliated Company of said Party,

12.5        Tag-along right

12.5.1     If one or more Parties are selling the Shares to a third party and that third Party hereby obtains an ownership interest of 50% or more of the Company's share capital or otherwise obtains a Controlling Interest in the Company, the selling Party shall make the share transfer conditional upon the buying Party or third parties simultaneously offering to acquire the other Parties' Shares on the some proportional conditions as the selling Party.

12.5.2     The time stipulated far the other Parties' acceptance may not be less than 10 Business Days from the Parties' receipt of the offer,

12.6        Drag-along obligation / Exit

12.6.1     If one or more parties finds an independent third party buyer or more independent third parties acting in cooperation who is willing to pay minimum DKK 15 mlo. for 100 % of the Shares in the Company, the selling Party or Parties are entitled to demand that the other Parties sell all their Shares Co this or these independent third parties en the same proportional conditions as the Party or Parties initiating this sale. The right to demand such sale by the other Parties Is not subject to these Parties' pre-emption right to acquire the selling Parties' Shares described above,

12.7        New shareholders` endorsement of this Agreement

12.7.1     A transfer of Shares may take plate only in accordance with this Agreement and on the condition that the new shareholder endorses this Agreement, accepting in writing to become a Party thereto. The Party transferring or assigning Shares shall make the transfer or assignment conditional thereon.

13.          AUDIT AND ANNUAL REPORT

13.1        The Company's accounting year shall continue to be 1 January - 31 December.

13.2        The Company's annual report shall continue to be audited by, a state-authorized firm of independent public accountant(s). At the time of signing this agreement this is KPMG

14.          GOVERNING LAW AND JURTSIDICT1ON

14.1.       Danish law

14.1.1     This Agreement, and any non-contractual rights or obligations arising out of or in connection with it or its subject matter, shall be governed by and construed in accordance with Danish law.

14.2        Courts of Denmark

14.2.1     The Parties irrevocably agree that, for the exclusive benefit of the Purchaser, the courts of Denmark shall have exclusive Jurisdiction to settle any dispute which may arise out of or in connection with this Agreement and that accordingly any proceedings may be brought in such courts. Copenhagen City Court (Kobenhavns Byret ) shall be the court of first instance.

---o0o----

IN WITNESS WHEREOF, the Shareholders hereto have caused this Agreement to be duly signed and executed, all as of 3 February 2011.

For SmartLaunch A/S	For Rainmaking Holding 1 ApS
/s/ Hans Pandeya	/s/ Kasper Vardrup

Hans Pandeya	For Perfect Best International Ltd.
/s/ Hans Pandeya	/s/ Michael Bodekaer

For Business Marketing Services, Inc.
/s/ Hans Pandeya